[redacted]

13011299

BB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 7 2013
Washington DC
402

SEC FILE NUMBER
8-16871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murphy & Durieu

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway – 17th Floor
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard T. Petri — 212-618-0962
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Murphy & Durieu**____ as of ____**December 31, 2012**_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

General Partner

Title

Notary Public

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Murphy & Durieu

Statement of Financial Condition

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

Contents

McGladrey

Independent Auditor's Report

To the General Partner
Murphy & Durieu
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Murphy & Durieu (the "Partnership") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Murphy & Durieu as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2013

Murphy & Durieu

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 1,466,519
Cash Segregated Under Federal Regulations	10,000
Deposits With Clearing Organizations	2,925,310
Receivable From Brokers, Dealers and Clearing Organizations	1,462,971
Securities Owned, at fair value	1,803,075
Secured Demand Notes Receivable Collateralized by Cash and Marketable Securities	1,260,000
Cash Surrender Value of Life Insurance	800,000
Furniture, Fixtures, Equipment and Leasehold Improvements, at cost (net of accumulated depreciation and amortization of $2,756,406)	717,554
Loans Receivable	36,904
Other Assets	90,168
Total assets	$ 10,572,501
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accrued employee compensation and benefits	$ 2,943,343
Securities sold, not yet purchased, at fair value	1,523,319
Short-term loan	1,150,000
Accrued expenses and other liabilities	2,655,447
Total liabilities	8,272,109
Commitments, Contingencies and Guarantees	
Liabilities Subordinated to Claims of General Creditors	1,260,000
Partners' Capital	1,040,392
Total liabilities and Partners' capital	$ 10,572,501

See Notes to Statement of Financial Condition.

Note 1. Organization

Murphy & Durieu (the "Partnership") is a limited partnership formed pursuant to the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Partnership acts primarily as an interdealer broker of fixed income and preferred equity securities. The Partnership also conducts a retail brokerage business. Certain customer transactions are executed by the Partnership on the floor of the New York Stock Exchange, Inc.

Note 2. Summary of Significant Accounting Policies

The Partnership follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the "Codification" or "ASC."

Although the Partnership is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a “customer” pursuant to Rule 17a-5(c)(4).

Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions and related revenue and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses are reflected in principal transactions in the statement of operations.

The Partnership records transactions in securities, commissions and floor brokerage revenue and related expenses on a trade-date basis.

The Partnership at times maintains deposit accounts with balances that may exceed Federal Deposit Insurance Corporation limits.

Securities owned and securities sold, not yet purchased, which primarily consist of corporate high yield fixed income obligations and common stock are carried at quoted market values or dealer quotes where those are available and considered reliable, with the resulting unrealized gains and losses recognized in net gains from principal transactions in securities on the statement of operations. Securities owned, at fair value at December 31, 2012, are held at a clearing organization and can be sold or pledged.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the related lease agreement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 2. Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and was adopted by the Partnership. The adoption did not have a material impact on the financial statements.

In June 2011, the FASB issued new guidance that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in members' equity. This guidance was effective for annual periods beginning on or after December 15, 2011, applied prospectively. The Partnership's effective date was January 1, 2012. The adoption of this guidance did not have a material impact on the financial position or results of operations.

Recently Issued Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption of this guidance is not expected to have a material impact on the Partnership's financial position or results of operations.

Note 3. Commitments, Contingencies and Guarantees

The Partnership is committed under noncancelable operating leases for office space expiring in January 2016. This lease is subject to escalations based on increases in certain costs incurred by the lessor.

The minimum future lease payments under the lease are as follows:

Year ending December 31,	
2013	$ 57,149
2014	58,861
2015	60,632
2016	5,065
	$ 181,707

At December 31, 2012, the Partnership has a letter of credit available of $130,000 collateralized by a certificate of deposit of equal value. As of December 31, 2012, there was no outstanding balance under this letter of credit.

Note 3. Commitments, Contingencies and Guarantees (Continued)

In the normal course of business, the Partnership has been the subject of reviews by various regulatory authorities and an ongoing FINRA investigation arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and investigation by regulatory authorities will not have a material adverse effect on the Partnership's financial position.

Note 4. Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of future obligation under these indemnifications to be remote.

Note 5. Fair Value of Financial Instruments

FASB Accounting Standards Codification Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures,* defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Note 5. Fair Value of Financial Instruments (Continued)

Indicative quotes or evaluations from brokers and pricing services are not necessarily determinative of fair value. The Partnership considers whether the quotes represent an exit price and which level in the hierarchy they fall. In evaluating whether a quote is representative of fair value, the Partnership considers the specific facts and circumstances of the position and quote. This consideration may include factors such as 1) the level of current trading activity, 2) current bid ask spreads relative to previous spreads, 3) dispersion in the quotes received, 4) whether the quotes represent forced transactions, 5) whether the quotes are indicative or binding, 6) whether the quotes vary from recent transaction prices, and 7) whether the quotes are developed by the third party based on relevant observable inputs. The Partnership may challenge the quotes provided if the Partnership does not believe that the quotes represent an appropriate value based on other information such as recent transactions or values from other sources or methods.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

		Fair Value Measurements Using		
Description	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Certificate of deposit	$ 130,000	$ 130,000	$ -	$ -
U. S. government obligations	24,727	24,727	-	-
Common stock	164,148	164,148	-	-
Debt securities	1,484,200	1,093,980	313,788	76,432
Securities owned, at fair value	$ 1,803,075	$ 1,412,855	$ 313,788	$ 76,432
Common stock	$ 550,868	$ 550,868	$ -	$ -
Debt securities	972,451	908,377	55,697	8,377
Securities sold, not yet purchased, at fair value	$ 1,523,319	$ 1,459,245	$ 55,697	$ 8,377

Financial instruments classified as Level 3 in the fair value hierarchy represent the Partnership's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model.

The following table presents a reconciliation of activity for the Level 3 securities owned:

Balance, January 1, 2012	$ 7,008
Securities sold in 2012	(7,008)
Securities purchased in 2012	76,432
Balance, December 31, 2012	$ 76,432

Note 5. Fair Value of Financial Instruments (Continued)

The following table represents a reconciliation of activity for the Level 3 securities sold, not yet purchased:

Balance, January 1, 2012	$ -
Securities sold in 2012	-
Securities purchased in 2012	8,377
Balance, December 31, 2012	$ 8,377

Note 6. Secured Demand Notes and Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at December 31, 2012 relate to secured demand note agreements with certain individuals and mature between January 3, 2013 and December 31, 2013. These notes bear interest at a rate of 5% to 12% per annum. These agreements are automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date. Accrued expenses and other liabilities include $1,222,897 of excess cash collateral related to certain secured demand notes.

At December 31, 2012, the Partnership's subordinated liabilities have been approved by the New York Stock Exchange, Inc. and, therefore, qualify as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC. Subordinated debt can be repaid only if, after giving effect to such repayment, the Partnership meets the SEC's capital regulations governing the withdrawal of subordinated debt.

Note 7. Income Taxes

The Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City Unincorporated Business Tax ("UBT"). At December 31, 2012, the Partnership had utilized all net operating loss carryforwards, which were available to offset New York City UBT income.

FASB ASC Topic 740 ("ASC 740"), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. The Partnership is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2009.

Note 8. Employee Benefit Plan

The Partnership has a 401(k) profit-sharing plan. The Partnership made no contributions for the year ended December 31, 2012.

Note 9. Related Party Transactions

General Partner: The Partnership and the General Partner have an agreement whereby the Partnership rents office space from the General Partner. The Partnership makes monthly rent payments directly to the landlord on behalf of the General Partner. For the year ended December 31, 2012 the payments under this agreement aggregated approximately to $1,414.

Loans Receivable: The Partnership made certain loans to certain of its employees. The loans are due on demand.

Note 9. Related Party Transactions (Continued)

Short-Term Loan: The Partnership took out a $1,150,000 short-term loan from an employee. The loan bears a 10% interest and is due on April 15, 2013. Interest expense of $25,000 has been accrued for the year ended December 31, 2012 and is included in accrued expenses and other liabilities in the statement of financial condition.

Note 10. Net Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Partnership computes its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2012, the Partnership had net capital of $1,046,001, which was $796,001 in excess of its required net capital of $250,000.

Cash of $10,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.